Exhibit 12

Fiserv, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three Months Ended March 31,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings calculation:
Income from continuing operations before income taxes and income from investment in unconsolidated affiliate	$230	$898	$881	$723	$786	$724
Interest on indebtedness	41	164	174	188	198	220
Estimated interest component of rental expense	9	35	37	38	37	38

Total adjusted earnings	$280	$1,097	$1,092	$949	$1,021	$982

Fixed charges:
Interest on indebtedness	$41	$164	$174	$188	$198	$220
Estimated interest component of rental expense	9	35	37	38	37	38

Total fixed charges	$50	$199	$211	$226	$235	$258

Ratio of earnings to fixed charges	5.6	5.5	5.2	4.2	4.3	3.8

Note: Interest component of rental expense estimated to be 1/3 of rental expense.